Exhibit 99.1

Ascentage Pharma to Present Data From Four Preclinical Studies In Its Innovative Pipeline at American Association of Cancer Research (AACR) Annual Meeting 2026

ROCKVILLE, Md. and SUZHOU, China, Mar. 17, 2026 — Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that four abstracts highlighting the latest preclinical results from its pipeline programs have been selected for poster presentations at the American Association of Cancer Research (AACR) Annual Meeting 2026, taking place April 17-22, 2026, in San Diego, CA, USA.

The data to be presented encompasses three of the Company’s novel drug candidates: BCR-ABL tyrosine kinase inhibitor Olverembatinib (HQP1351), FAK/ALK/ROS1 tyrosine kinase inhibitor APG-2449, and PRC2/EED inhibitor APG-5918.

The AACR Annual Meeting 2026 is the critical driver of progress against cancer, the place where scientists, clinicians, other health care professionals, survivors, patients, and advocates gather to share and discuss the latest breakthroughs. From population science and prevention; to cancer biology, translational, and clinical studies; to survivorship and advocacy; the AACR Annual Meeting showcases cutting-edge cancer science and medicine.

The four preclinical abstracts from Ascentage Pharma include:

Multitarget kinase inhibitor olverembatinib (HQP1351) is efficacious and synergizes with chemotherapy in preclinical models of endometrial carcinoma (EC)

●	Abstract#: 4583

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 2

●	Time: Tuesday, April 21, 2026, 9:00 AM – 12:00 PM PDT

Multikinase inhibitor olverembatinib (HQP1351) is efficacious and synergizes with BTK inhibitor acalabrutinib in mantle cell lymphoma (MCL) preclinical models

●	Abstract#: 5875

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Tyrosine Kinase, Phosphatase, and Other Inhibitors

●	Time: Tuesday, April 21, 2026, 2:00 PM – 5:00 PM PDT

FAK inhibition by APG-2449 enhances the antitumor activity of MAPK pathway blockade in BRAF V600E-mutant tumor models

●	Abstract#: 1858

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Targeting Drug Resistance 1: Apoptosis and Autophagy

●	Time: Monday, April 20, 2026, 9:00 AM – 12:00 PM PDT

Embryonic ectoderm development (EED) inhibitor APG-5918 synergizes with topoisomerase I inhibitors in preclinical small-cell lung cancer (SCLC) models through epigenetic priming of chemosensitivity

●	Abstract#: 4500

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Epigenetic Modulators 1

●	Time: Tuesday, April 21, 2026, 9:00 AM – 12:00 PM PDT

*	Olverembatinib, APG-2449, and APG-5918 are currently under investigation and have not been approved by the U.S. FDA.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including BTK inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia (AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the U.S. FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Yuly Chen, Senior Investor Relations Director

Ascentage Pharma

IR@ascentage.com

+86 512 85557777

+1 (301) 792-5658

Stephanie Carrington

ICR Healthcare

AscentageIR@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

AscentagePR@icrhealthcare.com

+1 (646) 866-4012

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